UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: April 22, 2008

CEMEX, S.A.B. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

Media Relations Jorge Pérez (52-81) 8888-4334	Investor Relations Eduardo Rendón (52-81) 8888-4256	Analyst Relations Luis Garza (52-81) 8888-4136

CEMEX’S FIRST QUARTER 2008
NET SALES INCREASE 26%; EBITDA UP 10%

MONTERREY, MEXICO, April 21, 2008 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today that consolidated net sales increased 26% in the first quarter of 2008 to US$5.4 billion versus the comparable period in 2007. EBITDA grew 10% in the first quarter of 2008 to US$951 million versus the same period of 2007.

CEMEX’s Consolidated First Quarter Financial and Operational Highlights

•	The integration of Rinker and better supply-demand dynamics in most of our markets contributed to higher sales.

•	Free cash flow after maintenance capital expenditures for the quarter was US$487 million, up 78% from US$274 million in the same quarter of 2007.

Hector Medina, Executive Vice President of Planning and Finance, said: “The strength of our business model allowed CEMEX to complement organic growth with contributions from acquisitions. The diversity of our asset portfolio and the greater synergies identified in the Rinker integration helped CEMEX to overcome a challenging environment. Even in the face of the correction in residential spending experienced in the United States, we continue to reduce debt and improve efficiency. We have a solid financial foundation and remain focused on creating value for our shareholders.”

Consolidated Corporate Results

In the first quarter of 2008, majority net income increased 18% to US$470 million from US$400 million in the first quarter of 2007. The increase in majority net income is mostly explained by the gain in financial instruments and other net gains and despite the US$68 million drop in the monetary position gain due to the change in Mexican financial reporting standards.

Net debt at the end of the first quarter was US$18.8 billion, representing a decrease of US$91 million during the quarter. The net-debt-to-EBITDA ratio reached 3.7 times for the first quarter 2008 compared with 3.6 times in the fourth quarter of 2007. Interest coverage reached 4.8 times during the quarter, down from 8.8 times a year ago.

Markets First Quarter Highlights

Net sales in our operations in Mexico increased 2% in the first quarter of 2008 to US$915 million, compared with US$901 million in the same period of 2007. EBITDA increased 3% to US$346 million versus the same period last year.

CEMEX’s operations in the United States reported net sales of US$1.2 billion in the first quarter of 2008, up 43% from the same period in 2007. EBITDA decreased 8% to US$164 million, from US$179 million in the first quarter of 2007.

In Spain, net sales for the quarter were US$517 million, up 1% from the first quarter of 2007, while EBITDA increased 2% to US$157 million.

Net sales in the Rest of Europe region increased 28% during the first quarter of 2008 versus the comparable period in the previous year, reaching $991 million. EBITDA was $64 million for the region in the first quarter of 2008, up 117% from the same period in the previous year.

CEMEX’s operations in South/Central America and the Caribbean reported net sales of US$544 million during the first quarter of 2008, representing an increase of 18% over the same period of 2007. EBITDA increased 15% in the quarter to US$174 million versus the same period in 2007.

First-quarter net sales in Africa and the Middle East were US$217 million, up 26% from the same quarter in 2007. EBITDA increased 45%, reaching US$61 million in the quarter versus the comparable period in 2007.

Operations in Asia and Australia reported a 386% increase in net sales, reaching US$475 million, versus the first quarter of 2007, and EBITDA was US$67 million, up 128% from the same period in the previous year. This increase was mainly due to the integration of Rinker’s Australian operations.

CEMEX is a growing global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy, and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are presented under generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: April 22, 2008	By: /s/ Rafael Garza Lozano
Name: Rafael Garza Lozano
Title: Chief Comptroller